April 7, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Elauwit Connection, Inc. — Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Elauwit Connection, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed offering of shares of the Company’s Class A common stock, for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act of 1933, as amended. The Company will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact me at (585) 231-1267 with any questions you may have regarding this confidential submission. Please send any correspondence to Barry Rubens, Chief Executive Officer (brubens@elauwit.com), and to me (mrhoda@hselaw.com).

Very truly yours,

Harter Secrest & Emery LLP

/s/ Margaret K. Rhoda
Margaret K. Rhoda
direct dial: 585.231.1267
email: MRHODA@HSELAW.COM

MKR:jwd

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